UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release September | 2022

Azul Reports September 2022 Traffic

São Paulo, October 7, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for September 2022.

Consolidated passenger traffic (RPKs) increased 11.3% compared to September 2021 on a capacity (ASKs) increase of 11.7%, resulting in a load factor of 79.1%, a reduction of 0.3 percentage points compared to the same period in 2021.

“In September we continued to see strong demand for our flights, allowing us to maintain constant load factors with increasing yields. We expect these trends to continue into our peak summer season,” says John Rodgerson, Azul’s CEO.

	Sept-22	Sept-21	% ∆	3Q22	3Q21	% ∆	YTD 2022	YTD 2021	% ∆
Domestic
RPK (million)	2,035	2,162	-5.9%	6,883	6,516	5.6%	19,991	16,266	22.9%
ASK (million)	2,639	2,692	-2.0%	8,560	8,087	5.8%	25,156	20,646	21.8%
Load factor	77.1%	80.3%	-3.2 p.p.	80.4%	80.6%	-0.2 p.p.	79.5%	78.8%	+0.7 p.p.
International
RPK (million)	505	121	318.9%	1,582	401	294.8%	3,428	813	321.8%
ASK (million)	573	182	214.6%	1,789	574	211.5%	3,998	1,289	210.1%
Load factor	88.3%	66.3%	+22.0 p.p.	88.5%	69.8%	+18.7 p.p.	85.7%	63.0%	+22.7 p.p.
Total
RPK (million)	2,540	2,282	11.3%	8,465	6,917	22.4%	23,419	17,078	37.1%
ASK (million)	3,211	2,874	11.7%	10,349	8,661	19.5%	29,154	21,935	32.9%
Load factor	79.1%	79.4%	-0.3 p.p.	81.8%	79.9%	+1.9 p.p.	80.3%	77.9%	+2.4 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 900 daily flights to over 150 destinations. With an operating fleet of around 160 aircraft and more than 13,000 crewmembers, Azul has a network of more than 300 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Traffic Release September | 2022

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 6, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer